[H.J. Gruy Letterhead]

Exhibit 23.4

CONSENT OF H.J. GRUY AND ASSOCIATES, INC.

We hereby consent to the use of the name H.J. Gruy and Associates, Inc. and of references to H.J. Gruy and Associates, Inc. and to the inclusion of and references to our two reports, or information contained therein, both dated March 9, 2001, prepared for Stocker Resources, Inc. in the Plains Exploration & Production Company Annual Report on Form 10-K for the year ended December 31, 2002, and in the Notes to the Consolidated Financial Statements included in such Form 10-K, and the incorporation by reference into the applicable previous filings with the Securities and Exchange Commission.

H.J. Gruy and Associates, Inc. Texas Registration Number F-000637

By:	/s/ SYLVIA CASTILLEJA, PE
Sylvia Castilleja, PE
Vice President

March 26, 2003

Houston, Texas